UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated December 14, 2015: DryShips Inc. Announces Exercise of Preferred Stock Right.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: December 15, 2015	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES EXERCISE OF PREFERRED STOCK RIGHT

December 14, 2015, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or the Company, an international owner of drybulk carriers and offshore support vessels, today announced that the independent members of its Board of Directors have approved the exercise of the Company’s right under its previously announced Secured Revolving Facility Agreement with Sifnos Shareholders Inc. (“Sifnos”), a company controlled by Mr. George Economou. Specifically, the Company has elected to convert $10,000,000 of the outstanding principal amount of the loan into 100,000,000 preferred shares of the Company. Each preferred share will have five votes and will be mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof on a date selected by the Company.

Ziad Nakhleh, Chief Financial Officer of the Company, commented:

‘‘We are pleased to have strengthened our balance sheet by $10 million in line with the current trading price of our stock in this difficult environment for drybulk companies.  In addition, to avoid being delisted from the NASDAQ during the first half of 2016, the Company believes it will be necessary to effect a reverse stock split of its common shares. The issuance of the preferred stock, together with the continued support of Sifnos, which has expressed its support of the Company’s intention to maintain its NASDAQ listing, will assist us in obtaining the required shareholder approval to effect a reverse stock split.’’

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and offshore support vessels that operate worldwide. DryShips also owns approximately 40% of the outstanding shares of Ocean Rig UDW Inc. (NASDAQ:ORIG), an international drilling contractor.  DryShips owns a fleet of 23 drybulk carriers, comprising 3 Capesize and 20 Panamax with a combined deadweight tonnage of approximately 2.1 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.  The information contained on the Company’s website does not constitue a part of this press release.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com